

Arls
P.E.
12/31/01

02030927

RECD S.E.C.
APR 15 2002



PROCESSED
APR 17 2002
THOMSON
FINANCIAL

Building American infrastructure for 100 years

L.B. Foster Company **2001 ANNUAL REPORT**



Company Profile

L. B. Foster Company is engaged in the manufacture, fabrication and distribution of products to serve the nation's surface transportation infrastructure.

For rail markets, Foster provides a full line of new and used rail, trackwork, and accessories to railroads, mines and industry. The Company also designs and produces concrete railroad products, insulated rail joints, power rail, track fasteners, coverboards, signaling and communication devices and special accessories for mass transit and other rail systems worldwide.

For the construction industry, the Company sells steel sheet, H-bearing and pipe piling and rents steel sheet piling for foundation and earth retention requirements. In addition, Foster supplies bridge decking, expansion joints, mechanically stabilized earth wall systems, precast concrete products and other products for highway construction and repair.

For tubular markets, the Company supplies pipe coatings for natural gas pipelines and utilities. The Company also produces threaded products for industrial water well and irrigation markets.

Financial Highlights

	2001	2000	1999
Net Sales	$ 282,242,000	$ 264,614,000	$ 241,923,000
Operating Profit	$ 3,964,000	$ 6,920,000	$ 9,327,000
Income from Continuing Operations	$ 637,000	$ 3,119,000	$ 4,618,000
Income (Loss) from Discontinued Operations, Net of Tax	$ —	$ 371,000	$ (2,115,000)
Net Income	$ 637,000	$ 3,490,000	$ 2,503,000
Basic Earnings Per Common Share: Continuing Operations	$ 0.07	$ 0.33	$ 0.48
Discontinued Operations	$ —	$ 0.04	$ (0.22)
Basic Earnings Per Common Share	$ 0.07	$ 0.37	$ 0.26
Diluted Earnings Per Common Share: Continuing Operations	$ 0.07	$ 0.33	$ 0.46
Discontinued Operations	$ —	$ 0.04	$ (0.21)
Diluted Earnings Per Common Share	$ 0.07	$ 0.37	$ 0.25
New Orders Entered	$ 268,748,000	$ 310,907,000	$ 267,271,000
Backlog	$ 125,756,000	$ 141,349,000	$ 154,932,000
Current Ratio	2.46 to 1	2.44 to 1	2.77 to 1
Number of Employees	686	743	719



To Our Stockholders



The year 2001 was difficult for the L. B. Foster Company, but was one in which significant accomplishments were achieved. The conditions in our markets were unfavorable. The rail market continued to be plagued by reduced Class I railroad spending that not only affected the Company's CXT concrete tie business and the Allegheny Rail Products' insulated joint division, but also worsened an existing supply imbalance that exerted pressure on the Rail Products segment's margins in general. In the Company's Construction Products segment, the demand side of the equation was relatively strong. Unfortunately, a surge of low-priced imported beams adversely affected the pricing of H-Bearing Pile, which had been the performance driver in 2000. Again, margins were severely impacted.

Recognizing that the Company's markets were facing cyclical and structural conditions beyond our ability to control, we focused on those items we could impact: specifically, cost reduction, working capital improvement and debt reduction. Cost reduction, an ongoing initiative of the Company's Change Management Program, resulted in the closure of facilities in Pomeroy, Ohio and Ephrata, Pennsylvania, our exit from the unprofitable overhead sign structure business, and a substantial reduction in administrative expense throughout the Company. These actions resulted in restructuring, asset impairment, and other related costs of $1.9 million during 2001. These were painful actions, but they were necessary to adjust the Company's business model to more accurately reflect the realities of the marketplace.

The year 2001 was a much-improved year for our Tubular Products segment. Improved productivity at our Birmingham, Alabama coating facility translated into reduced costs and higher margins. Our threading operations, meanwhile, were able to maintain the strong productivity gains made during prior years.

Late in 2000, the Company initiated a concerted effort to reduce working capital by focusing on improving inventory management and by better understanding and improving the order-to-cash cycle. The results of these efforts have been remarkable. Inventory was reduced $16.4 million or 27.4%. Trade receivables declined $3.7 million or 6.6%. More importantly, both of these were accomplished while growing sales nearly 7%. The best news is that we believe that our continuing efforts will produce further improvement in both of these critical areas.

The success of the working capital initiative allowed the Company to pay down $12.3 million of bank and capital lease debt and end the year with $4.2 million of cash on the balance sheet. We are committed to further debt reduction and expect to generate additional cash flow for that purpose during 2002.



As we look forward into 2002, we anticipate that our markets will continue to be depressed. Class I railroads, on average, show no meaningful increase in capital spending for their maintenance of way programs, nor for new projects. That fact, plus the downturn in the general economy, means that the freight and industrial railroad markets are at cyclical low points with little expectation of improvement during the current year. Despite the ongoing strength in the transit sector, we expect pressure on margins to continue for the foreseeable future. As a result, we will maintain our cost cutting and working capital management efforts in order to position the Company as the low cost supplier when the inevitable rebound occurs.

The Construction Products segment has expectations of increased steel sheet piling sales as our strategic partner, TXI Chaparral, introduces new sections into the market over the next 18 to 24 months. This will allow the Company to begin rebuilding its sheet piling sales and rental businesses in order to offset the depressed H-Bearing Pile market that is impacted by both cheap imports and the impending commissioning of Steel Dynamic's structural mill.

Our Fabricated Products division, having recently completed the acquisition of the Greulich Bridge Products division of Harsco Corporation, is poised to take advantage of its new management team and dominant position in the steel bridge decking industry. Despite some uncertainty relating to state and federal funding levels for highway and bridge products, we expect record performance from the Fabricated Products' team.

It is likely that the Tubular group will experience a flat year in 2002. The Coating business is experiencing low demand due to a mild winter, coupled with low gas prices and some fallout from the Enron problem. We expect a slow first half relative to the prior year, but then strengthening as the year progresses. Any decline should be offset by the Threaded Products division, where the elimination of non-recurring charges from the prior year will improve results.

The Dakota, Minnesota & Eastern Railroad Corporation, in which the Company holds an approximate 16% stake, cleared a major hurdle in January 2002 when the Surface Transportation Board gave its final approval to the Railroad's proposed $1.5 billion project to create a single coal-hauling route from the Powder River Basin in Wyoming to the Mississippi River in Minnesota. This project was further enhanced by the DM&E's announced agreement to acquire the IMRL Railroad, thereby extending the DM&E's reach into St. Paul/ Minneapolis, Chicago, Kansas City and numerous connecting railroads.

We are proud of the advances we made during 2001 and recognize that they were achieved through the diligent efforts of our employees, strategic partners and our board of directors. We also wish to acknowledge our shareholders for their patience and confidence, which we try to earn every day.

Richard L. Shaw has decided to retire from the L. B. Foster Company Board. We wish to thank Mr. Shaw for his wisdom, humor and invaluable counsel. His contributions will be missed.

Lee B. Foster II
Chairman of the Board

Stan L. Hasselbusch
President and Chief Executive Officer

Financial Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations 5

Financial and Operating Review 11

Consolidated Balance Sheets 12

Consolidated Statements of Income 13

Consolidated Statements of Cash Flows 14

Consolidated Statements of Stockholders' Equity 15

Notes to Consolidated Financial Statements 15

Report of Independent Auditors and *Responsibility for Financial Statements* 28

Corporate Officers, Directors and Stockholder Information 29

Results of Operations

In thousands	Three Months Ended December 31, 2001	2000	Twelve Months Ended December 31, 2001	2000	1999
Net Sales:					
Rail Products	$ 35,390	$ 31,215	$ 145,177	$ 138,635	$ 141,952
Construction Products	29,527	23,184	115,600	106,280	75,010
Tubular Products	4,668	4,596	21,055	19,511	24,676
Other	409	10	410	188	285
Total Net Sales	$ 69,994	$ 59,005	$ 282,242	$ 264,614	$ 241,923
Gross Profit:					
Rail Products	$ 2,992	$ 3,629	$ 12,783	$ 16,762	$ 20,699
Construction Products	3,978	4,440	16,167	18,157	13,412
Tubular Products	1,028	788	4,968	3,411	3,952
Other	319	267	(367)	(496)	(978)
Total Gross Profit	8,317	9,124	33,551	37,834	37,085
Expenses:					
Selling and Administrative Expenses	6,796	7,563	29,587	30,914	27,758
Interest Expense	768	1,097	3,564	4,227	3,230
Other Income–Net	(74)	(301)	(694)	(2,506)	(1,184)
Total Expenses	7,490	8,359	32,457	32,635	29,804
Income from Continuing Operations, Before Income Taxes	827	765	1,094	5,199	7,281
Income Tax Expense	346	306	457	2,080	2,663
Income from Continuing Operations	481	459	637	3,119	4,618
Income (Loss) from Discontinued Operations, Net of Tax	—	—	—	371	(2,115)
Net Income	$ 481	$ 459	$ 637	$ 3,490	$ 2,503
Gross Profit %:					
Rail Products	8.5%	11.6%	8.8%	12.1%	14.6%
Construction Products	13.5%	19.2%	14.0%	17.1%	17.9%
Tubular Products	22.0%	17.1%	23.6%	17.5%	16.0%
Total Gross Profit %	11.9%	15.5%	11.9%	14.3%	15.3%

As of January 1, 2000, the Company elected to change the reporting segment of its Buildings division, acquired with the 1999 CXT acquisition, from rail to construction products. The 1999 results have been restated to conform to the current presentation.

Fourth Quarter of 2001 vs. Fourth Quarter of 2000

Income from continuing operations was $0.5 million or $0.05 per share for the fourth quarters of 2001 and 2000. Net sales in 2001 were $70.0 million, an increase of 18.6% from the comparable quarter last year.

Rail products' net sales of $35.4 million was an increase of 13.4% over the 2000 fourth quarter. This improvement reflects an increase in shipments of concrete ties and new rail. Construction products' net sales in the 2001 fourth quarter increased 27.4% from the 2000 fouth quarter, primarily due to increased sales of precast concrete buildings, and improved volume in the "H" bearing pile market. Tubular products' net sales were consistent with last year's fourth quarter. Changes in net sales are primarily the result of changes in volume rather than changes in pricing.

The gross margin percentage for the Company declined to 11.9% in the 2001 fourth quarter from 15.5% in the same period last year. The gross margin percentage for the Rail products segment declined to 8.5% from 11.6% which is primarily the result of a highly competitive rail supply market created by the continued spending cutbacks of Class I railroads, and the general economic downturn. Construction products' gross margin percentage declined to 13.5% from 19.2% due to costs related to the start-up of the Company's new Hillsboro, TX facility which produces precast concrete buildings, a decline in sales and margins for geotechnical products, and a decline in margins for certain fabricated products. The gross margin percentage for tubular products increased 4.9 percentage points in the fourth quarter of 2001 from the same period last year primarily due to more efficient operations at the Birmingham, AL plant.

Results for the fourth quarter of 2001 include pretax nonrecurring charges of $0.37 million related to the Company's plan to improve its financial performance by consolidating sales and administrative functions and plant operations. Results for the fourth quarter of 2000 included pretax nonrecurring charges and asset impairments of $0.12 million related to the plan. A concerted effort to contain costs has resulted in reduced travel and entertainment expense, the primary reason for the 10.1% decline in 2001 fourth quarter selling and administrative expenses from the same period last year. The income tax provision for the fourth quarter of 2001 was recorded at 41.8% compared to 40.0% in the 2000 fourth quarter. See Note 14 to the consolidated financial statements for more information regarding income taxes.

The Year 2001 Compared to the Year 2000

Income from continuing operations in 2001 was $0.6 million or $0.07 per share on net sales of $282.2 million. This compares to income from continuing operations in 2000 of $3.1 million or $0.33 per share on net sales of $264.6 million. Net income from discontinued operations in 2000 included operating losses of $0.5 million, net of tax, and a $0.9 million gain, net of tax, on the sale of the Monitor Group.

Rail products' 2001 net sales were $145.2 million, an increase of 4.7% over the prior year, due primarily to increases in shipments of new rail products and concrete rail ties. Construction products' net sales increased to $115.6 million, an 8.8% improvement over the prior year. This increase in sales can be attributed primarily to sales of certain fabricated bridge products and precast concrete buildings, and an improved market for "H" bearing pile. Tubular products' sales increased 7.9%, to $21.1 million, in 2001. The sales improvement is primarily due to increased volume at the Company's Birmingham, AL pipe-coating facility.

The gross profit margin for the Company was 11.9% in 2001 compared to 14.3% in 2000. Rail products' gross margin declined to $12.8 million, a 3.3 percentage point reduction from the previous year. The decline is primarily due to the previously-mentioned competitive environment in the rail supply industry. Costs associated with the closing of the Company's Pomeroy, OH trackwork facility also reduced Rail products' margins. Construction products' gross profit margin declined to $16.2 million, a 3.1 percentage point reduction from a year ago. Sales of low margin piling products, and costs associated with the closing of the Company's Ephrata, PA sign structure plant and the start-up of the Company's Hillsboro, TX precast concrete buildings facility all contributed to the reduction in Construction products' margin. Tubular products' margin improved 6.1 percentage points in 2001, due primarily to greater efficiencies at the Birmingham, AL pipe coating facility.

The current year results include the following pretax charges related to the Company's previously-mentioned plan to improve its financial performance: employee severances and facility exit costs of $0.9 million, asset impairments of $0.6 million, and other related costs of $0.4 million. Results for 2000 also included pretax charges as follows: employee severances and facility exit costs of $1.0 million, asset impairments and other related costs of $0.3 million. This plan, along with reduced travel and entertainment expenditures, resulted in a 4.3% decline in selling and administrative expenses during 2001. Other income in 2001 consisted primarily of accrued dividend income on the DM&E Preferred Stock. The income tax provision for 2001 was recorded at 41.8% compared to 40.0% in 2000. See Note 14 to the consolidated financial statements for more information regarding income taxes.

The Year 2000 Compared to the Year 1999

Income from continuing operations for 2000 was $3.1 million or $0.33 per share on net sales of $264.6 million. Income from continuing operations in 1999 was $4.6 million or $0.46 per diluted share on net sales of $241.9 million.

Net operating losses (net of tax) from the Monitor Group, classified as a discontinued operation on December 31, 1999, were $0.5 million and $0.9 million in 2000 and 1999, respectively. In September 2000, the Company sold the assets of the Monitor Group for $1.5 million cash which resulted in a $0.9 million gain, net of tax, reflected in discontinued operations.

Rail products' net sales declined 2.3% to $138.6 million despite the inclusion of CXT Incorporated (CXT) results in 2000. Rail sales, excluding CXT results, declined 14.5% from the prior year. The decline from 1999 reflected the downturn in the rail supply industry as a result of spending cutbacks by the major railroads which adversely impacted shipments and margins. Construction products' sales rose 41.7% as improved availability and strong demand increased shipments of "H" bearing pile and flat web sheet piling in the first three quarters of 2000. Tubular products' sales declined 20.9% in 2000 versus 1999 as a result of a downturn in the pipe coating market during the first nine months of 2000. Additionally, 1999 results included the sale of the remaining coated pipe inventory from the Newport facility.

The gross margin percentages for the Company in 2000 and 1999 were 14.3% and 15.3%, respectively. Rail products' gross margin percentage declined to 12.1% from 14.6% due to the downturn in the rail supply industry which resulted in excess capacity and pressure on margins throughout the industry. The gross margin percentage for Construction products declined 0.8 percentage points as improving results in the Buildings division offset lower margins on sign structure projects. Tubular products' gross margin percentage improved 1.5 percentage points due to more efficient operations at the Langfield, TX pipe threading facility.

Results for 2000 included nonrecurring pretax charges totaling $1.3 million related to the Company's plan to improve its financial performance by consolidating sales and administrative functions and plant operations. These charges were comprised of approximately $1.0 million for severance, of which $0.6 million had been paid prior to year-end, and $0.3 million of asset impairments and other administrative costs. The costs accrued for the implemented programs were based upon management estimates using the latest information available at the time the accrual was established.

Selling and administrative expenses increased 11.4% over 1999 due to the inclusion of expenses associated with CXT operations and the special charges previously mentioned. Interest expense increased from 1999 due to an increase in outstanding borrowings associated with acquisition of CXT in June of 1999. Other income in 2000 included approximately $0.8 million from the sale of a Houston, TX property, $0.8 million accrued dividend income on DM&E Preferred Stock, $0.6 million DM&E interest income, and $0.3 million of interest collected on other receivables. The provision for income taxes was recorded at 40.0% in 2000 compared to 36.6% in 1999. The 1999 provision reflected the implementation of certain one-time tax planning strategies.

Liquidity and Capital Resources

The Company generates operational cash flow from the sale of inventory and the collection of accounts receivable. During 2001, the average turnover rate for accounts receivable improved over 2000, especially for rail and construction products. The average turnover rate for inventory was higher in 2001 than in 2000 particularly for piling, and certain rail products. Working capital at December 31, 2001 was $62.0 million compared to $71.5 million in 2000.

Management's emphasis on improving working capital utilization has resulted in a $16.4 million reduction in inventory and a $3.7 million reduction in trade receivables since December 31, 2000. These improvements have allowed the Company to reduce debt by $12.3 million in 2001.

The Company's Board of Directors has authorized the purchase of up to 1,500,000 shares of its Common stock at prevailing market prices. The timing and extent of the purchases will depend on market conditions. As of December 31, 2001, the Company had repurchased 973,398 shares at a total cost of approximately $5.0 million.

The Company had capital expenditures of approximately $4.8 million in 2001. Capital expenditures in 2002, including the Greulich acquisition discussed in Other Matters, are expected to be approximately $5.5 million and are anticipated to be funded by cash flow from operations and available external financing sources.

A summary of the Company's required payments under financial instruments (excluding interest accretion on debt other than capital leases) and other commitments are presented in the following table:

In thousands	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Contractual Cash Obligations					
Total debt including capital leases	$ 38,567	$ 5,809	$ 30,704	$ 9	$ 2,045
Operating lease obligations	11,809	3,416	5,382	2,704	307
Other Financial Commitments					
Standby letters of credit and open bankers acceptance	3,357	3,357	—	—	—

Total revolving credit agreement borrowings at December 31, 2001, were $35.0 million, a decrease of $11.5 million from the end of the prior year. At December 31, 2001, the Company had approximately $14.6 million in unused borrowing commitment. Outstanding letters of credit and open bankers acceptance at December 31, 2001, were approximately $3.4 million. The letters of credit expire annually and are subject to renewal. A bankers acceptance for $1.3 million is payable on the May 28, 2002 maturity date. Management believes its internal and external sources of funds are adequate to meet anticipated needs.

The revolving credit agreement interest rate is, at the Company's option, based on the prime rate, the domestic certificate of deposit rate (CD rate) or the Euro-bank rate (LIBOR). The interest rates are established quarterly based upon cash flow and the level of outstanding borrowings to debt as defined in the agreement. Interest rates range from prime to prime plus 0.25%, the CD rate plus 0.575% to 1.8%, and the LIBOR rate plus 0.575% to 1.8%. Borrowings under the agreement, which expires July 1, 2003, are secured by eligible accounts receivable, inventory, and the pledge of the Company-held Dakota, Minnesota & Eastern Railroad Corporation Preferred Stock.

The agreement includes financial convenants requiring a minimum net worth, a minimum level for the fixed charge coverage ratio, and a maximum level for the consolidated total indebtedness to EBITDA ratio. The agreement also restricts investments, indebtedness, and the sale of certain assets. As of December 31, 2001, the Company was in compliance with all of the agreement's covenants.

Dakota, Minnesota and Eastern Railroad

The Company maintains a significant investment in the Dakota, Minnesota & Eastern Railroad Corporation (DM&E), a privately-held, regional railroad which operates over 1,100 miles of track in five states.

At December 31, 2001, the Company's investment was comprised of, $0.2 million of DM&E common stock, $1.5 million of the Series B Preferred Stock and warrants, $6.0 million of the Series C Preferred Stock and warrants and $0.8 million of DM&E Preferred Series C-1 Stock and warrants. In addition, the Company has a receivable for accrued dividend income on Preferred Stock of $2.6 million. On a fully diluted basis, the Company owns approximately 16% of the DM&E's common stock.

In June 1997, the DM&E announced its plan to build an extension from the DM&E's existing line into the low sulfur coal market of the Powder River Basin in Wyoming and to rebuild approximately 600 miles of its existing track (the Project). The estimated cost of the Project is expected to be in excess of $1.5 billion. The Project received final approval by the Surface Transportation Board (STB) in January 2002.

The DM&E has stated that it could repay project debt and cover its operating costs if it captures a 5% market share in the Powder River Basin. If the Project proves to be viable, management believes that the value of the Company's investment in the DM&E could increase dramatically.

Other Matters

In January 2002, the Company acquired substantially all of the equipment, inventory backlog, and intellectual property of the Greulich Bridge Products Division of Harsco Corporation, for approximately $2.2 million. These assets will be utilized in the Company's fabricated bridge products operations in the Construction products segment.

During 2001, the Company recorded an impairment loss of approximately $0.3 million to write down unusable assets at its Pomeroy, OH facility. This facility was closed and the remaining assets were transferred for use at the Company's Niles, OH trackwork production facility.

In September 2001, the Company entered into an agreement with Concrete Solutions, Inc. (CSI) to manufacture and market CSI's patented SoundSorb acoustical material as part of the Company's line of engineered concrete products in North America. Production of the new product will be undertaken at the Company's locations across the country.

The contemplated sale of the Company's 65-acre Houston, TX property did not materialize as expected in the second quarter of 2001. Management continues to evaluate the use of this property.

During the first quarter of 2001, the Company decided to expand its concrete products operations, primarily the fabrication of precast buildings. To better serve the southwest and southern markets, the Company has entered into agreements to lease land, a building and production equipment in Hillsboro, TX. Production at this facility commenced in October 2001.

Also in the first quarter of 2001, the Company decided to phase out its sign structure production operations and terminate the lease for a facility in Ephrata, PA. The remaining backlog will be completed at the Company's Doraville, GA facility.

Operations at the Company's Newport, KY pipe coating facility were suspended in 1998 in response to unfavorable market conditions. In 1999, the Company recorded an impairment loss to reduce these assets to their anticipated market value. During 2000, the machinery and equipment from this operation was dismantled and transferred to the Company's Birmingham, AL location. Management is currently negotiating the sale of these assets and believes that the equipment will be sold in 2002.

In 1998, the Company purchased assets primarily comprised of intellectual properties related to the business of supplying rail signaling and communication devices for approximately $1.7 million. Management is evaluating the performance of this operation.

Management continues to evaluate the overall performance of its operations. A decision to terminate an existing operation could have a material adverse effect on near-term earnings but would not be expected to have a material adverse effect on the financial condition of the Company.

Outlook

The Company is TXI Chaparral's exclusive North American distributor of steel sheet piling. Steel sheet piling production commenced in 2001 at TXI Chaparral's Petersburg, VA facility, but the quantity produced did not materially impact the 2001 results. The Company anticipates a full complement of sheet piling products to be available over the next 18 to 24 months, and expects this to have a positive effect on earnings. However, TXI Chaparral's failure to produce a full complement of sheet piling products could have an adverse impact on earnings.

Specialty trackwork sales of the Company's Rail segment depend primarily on one source, in which the Company currently maintains a 30% ownership position. At December 31, 2001 and 2000, the Company had advanced to this supplier inventory progress payments of $2.6 million and $6.1 million, respectively. During 2001, 2000, and 1999, the volume of business the supplier conducted with the Company was approximately $13.6 million, $12.8 million, and $10.1 million, respectively. If, for any reason, this supplier is unable to perform, the Company could experience a negative short-term effect on earnings.

The Company's CXT subsidiary and Allegheny Rail Products division are dependent on one Class I railroad customer for a significant portion of their business. In addition, a substantial portion of the Company's operations are heavily dependent on governmental funding of infrastructure projects. Significant changes in the level of government funding of these projects could have a favorable or unfavorable impact on the operating results of the Company. Additionally, governmental actions concerning taxation, tariffs, the environment or other matters could impact the operating results of the Company. The Company's operating results may also be affected by adverse weather conditions.

Although backlog is not necessarily indicative of future operating results, total Company backlog at December 31, 2001, was approximately $125.8 million. The following table provides the backlog by business segment:

	December 31,		
In thousands	**2001**	2000	1999
Backlog:			
Rail Products	**$ 64,641**	$ 86,351	$ 107,457
Construction Products	**59,808**	52,779	45,463
Tubular Products	**1,307**	2,219	2,012
Total Backlog	**$ 125,756**	$ 141,349	$ 154,932

The 1999 presentation has been restated to reflect the January 1, 2000 change in reporting segment of the Buildings division, acquired in the 1999 CXT Incorporated acquisition, from rail to construction products. This change resulted in a backlog shift of $3.6 million.

The reduction in Rail segment backlog reflects the effect of CXT billings against long-term production contracts. Total billings under these contracts were $16.1 million in 2001 and $16.7 million in 2000.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties. As a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements giving due regard to materiality.

Revenue recognition—The Company's revenues are composed of product sales and products and services provided under long-term contracts. The Company recognizes revenues upon shipment of material from stock inventory or upon billing of material shipped directly to the customer from a Company vendor. Title passes to the customer upon shipment. Revenues from long-term contracts are generally recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. For certain products, the percentage of completion is based upon actual labor and engineering costs to estimated total labor and engineering costs. For certain other products, the Company recognizes revenues based upon the units delivered compared to total units ordered by the customer.

As certain long-term contracts extend over one or more years, revisions to estimates of costs and profits are reflected in the accounting period in which the facts that require the revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized in the financial statements. The Company has historically made reasonable dependable estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Revenue from contract change orders and claims is recognized when the settlement is probable and the amount can be reasonably estimated. Contract costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance. Costs and estimated profits in excess of billings are classified as a current asset. Amounts billed in excess of costs and estimated profits are classified as a current liability.

Asset Impairment—The Company reviews long-lived assets, including goodwill and other intangible assets, comprised primarily of acquired intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment charge is recognized when the projected net undiscounted future cash flows from an asset's use (inclusive of any proceeds from disposition) are less than the asset's carrying value and the asset's carrying value exceeds its fair value.

At December 31, 2001, the Company carried goodwill and other intangible assets, net of accumulated amortization, of $6.5 million. For 2001 and earlier years, the Company was required to evaluate whether goodwill and intangibles presented on the balance sheet were impaired based upon the undiscounted future cash flows of the operating unit for which the assets related. When factors indicate impairment of these assets, the excess unamortized asset, relative to the asset's estimated fair value, is immediately charged to operations. The Company continues to develop and test, in the market, products associated with the acquired intellectual property. Management believes that, upon market acceptance of these products, the carrying value of the intellectual property will be recovered.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Effective for fiscal years beginning after December 15, 2001, SFAS 142 provides the authoritative guidance for evaluating and recognizing impairment of goodwill. In addition, in August 2001, the FASB issued Statement of Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which is effective for fiscal years beginning after December 31, 2001. SFAS 144 provides the prospective guidance for determining and recording impairments of the Company's other long-lived assets, including finite-lived intangible assets and intellectual property. Please refer to the New Accounting Pronouncements for further discussion of these new rules.

Inventories—Inventories are generally valued at the lower of the last-in, first-out (LIFO) cost or market. Approximately 18% in 2001 and 13% in 2000, of the Company's inventory is valued at average cost or market, whichever is lower. Costs include direct material, direct labor, applicable manufacturing and engineering overhead, and other direct costs. The reserve for slow-moving inventory is reviewed and adjusted regularly, based upon product knowledge, physical inventory observation, and the age of the inventory.

Provision for uncollectible accounts—The Company provides a reserve for uncollectible accounts through a combination of the aging of accounts and identified, specific-account reviews. The Company has developed reserve factors based upon prior collection of aged accounts and applies those factors to the current aging to determine the Company's reserve requirement. The Company's credit department may adjust these reserves, based upon a review of specific customer balances. The provision is adjusted monthly to reflect changes in the Company's receivable aging and current customer developments.

Contingencies—The Company is subject to various domestic environmental laws and regulations that govern the discharge of pollutants into the air, ground, and water, and may require the Company to investigate and remediate the effects of the release and disposal of pollutants at sites associated with past and present operations. The Company accrues environmental remediation costs when the liability becomes probable and costs the Company expects to incur become estimable. Environmental compliance costs, which principally include the disposal of waste by routine operations, are expensed as incurred. Capitalized environmental costs are depreciated, when appropriate, over their useful life. Reserves maintained for environmental matters were not significant at December 31, 2001 or 2000, nor did the Company incur significant environmental compliance or remediation costs for the three-year period ended December 31, 2001. These reserves are reviewed periodically and, as investigation and remediation progresses, any necessary adjustments to the reserves are recorded. Based upon currently available information, management does not believe that future environmental costs, in excess of those accrued, will have a significant impact on the Company's financial condition or liquidity. However, the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's operations for that period. In addition, there can be no assurance that additional future developments, administrative actions, or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operation.

New accounting pronouncements—In June 2001, the Financial Accounting Standards Board issued SFAS 141 and SFAS 142, effective for fiscal years beginning after December 15, 2001. These standards change the accounting for business combinations, goodwill, and intangible assets.

SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations and clarifies the criteria for recognizing intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS 142 changes the test for goodwill impairment. The new impairment test is a two-step process. The first step is a comparison of the fair value of the reporting unit to its carrying amount, including goodwill. If this step indicates impairment, then the loss is measured as the excess of the recorded value over its implied fair value.

The Company will apply these new rules for accounting for goodwill and intangibles beginning in the first quarter of 2002. Application of the non-amortization provisions is expected to result in an increase in net income of approximately $0.6 million per year. The Company has yet to perform the transitional impairment test, and although management expects to record a charge in 2002, the amount of that charge has not been quantified and any impact on the overall financial condition of the Company, has yet to be determined.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), effective for fiscal years beginning after June 15, 2002. SFAS 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets. The obligations affected are those for which there is a legal obligation to settle as a result of existing or enacted law. The Company does not believe this standard will have an impact on its consolidated financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), effective for fiscal years beginning after December 15, 2001. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), and provides a single accounting model for long-lived assets to be disposed of. The Company has not yet made a determination of the impact of this standard on its consolidated financial statements.

Market Risk and Risk Management Policies

The Company uses derivative financial instruments to manage interest rate exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps.

The Company is not subject to significant exposures to change in foreign currency exchange rates. The Company does, however, hedge the cash flows of operations of its Canadian subsidiary. The Company manages its exposures to changes in foreign currency exchange rates on firm sales and purchase commitments by entering into foreign currency forward contracts. The Company's risk management objective is to reduce its exposure to the effects of changes in exchange rates on these transactions over the duration of the transactions. At December 31, 2001, the Company did not have any foreign currency forward contracts outstanding.

The Company recognizes all derivative instruments on the balance sheet at fair value. Fluctuations in the fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income, and reclassified into earnings as the underlying hedged items affect earnings. To the extent that a change in an interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This statement established accounting and reporting standards for derivative financial instruments and hedging activities and required the transition adjustment from adoption to be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. See Note 1 to the consolidated financial statements.

Forward-Looking Statements

Statements relating to the potential value or viability of the DM&E or the Project, or management's belief as to such matters, are forward-looking statements and are subject to numerous contingencies and risk factors. The Company has based its assessments on information provided by the DM&E and has not independently verified such information. In addition to matters mentioned above, factors which can adversely affect the value of the DM&E, its ability to complete the Project or the viability of the Project include the following: labor disputes, any inability to obtain necessary environmental and governmental approvals for the Project in a timely fashion, the expense of environmental mitigation measures required by the Surface Transportation Board, an inability to obtain financing for the Project, competitors' responses to the Project, market demand for coal or electricity and changes in environmental and other laws and regulations.

The Company wishes to caution readers that various factors could cause the actual results of the Company to differ materially from those indicated by forward-looking statements made from time to time in news releases, reports, proxy statements, registration statements and other written communications (including the preceding sections of this Management's Discussion and Analysis), as well as oral statements made from time to time by representatives of the Company. Additional delays in TXI Chaparral's production of steel sheet piling would, for example, have an adverse effect on the Company's performance. Except for historical information, matters discussed in such oral and written communications are forward-looking statements that involve risks and uncertainties, including but not limited to general business conditions, the availability of material from major suppliers, the impact of competition, the seasonality of the Company's business, taxes, inflation and governmental regulations. Sentences containing words such as "anticipates," "expects," or "will" generally should be considered forward-looking statements.



Stan L. Hasselbusch
President and Chief Executive Officer



Linda K. Patterson
Controller

Stock Market Information

The Company had 788 common shareholders of record on January 31, 2002. Common stock prices are quoted daily through the National Association of Security Dealers, Inc. in its over-the-counter NASDAQ quotation service (Symbol FSTR). The quarterly high and low bid price quotations for common shares (which represent prices between broker-dealers and do not include markup, markdown or commission and may not necessarily represent actual transactions) follow:

	2001		2000	
Quarter	High	Low	High	Low
First	$ 3.65	$ 2.63	$ 5.50	$ 4.00
Second	4.30	3.40	4.31	3.19
Third	4.45	3.47	4.00	3.19
Fourth	5.00	4.10	3.56	2.50

Dividends

No cash dividends were paid on the Company's Common stock during 2001 and 2000.

Selected Financial Data

All amounts are in thousands, except per share data

	Year Ended December 31,				
Income Statement Data	2001(1)	2000(2)	1999	1998(3)	1997
Net sales	$ 282,242	$ 264,614	$ 241,923	$ 219,449	$ 220,343
Operating profit	3,964	6,920	9,327	8,478	7,912
Income from continuing operations	637	3,119	4,618	5,065	3,765
Income (loss) from discontinued operations, net of tax	—	371	(2,115)	(688)	(478)
Net income	637	3,490	2,503	4,377	3,287
Basic earnings (loss) per common share:					
Continuing operations	0.07	0.33	0.48	0.51	0.37
Discontinued operations	—	0.04	(0.22)	(0.07)	(0.05)
Basic earnings per common share	0.07	0.37	0.26	0.44	0.32
Diluted earnings (loss) per common share:					
Continuing operations	0.07	0.33	0.46	0.50	0.37
Discontinued operations	—	0.04	(0.21)	(0.07)	(0.05)
Diluted earnings per common share	0.07	0.37	0.25	0.43	0.32

	December 31,				
Balance Sheet Data	2001	2000	1999	1998	1997
Total assets	$ 160,042	$ 177,147	$ 164,731	$ 119,434	$ 126,969
Working capital	62,011	71,477	67,737	54,604	60,096
Long-term debt	32,758	43,484	44,136	13,829	17,530
Stockholders' equity	77,145	77,359	74,650	73,494	70,527

(1) 2001 includes pretax charges of approximately $1,879,000 related to the Company's plan to consolidate sales and administrative functions and plant operations.

(2) 2000 includes pretax charges of approximately $1,349,000 related to the Company's plan to consolidate sales and administrative functions and plant operations, a pretax gain of approximately $800,000 on the sale of an undeveloped 62-acre property located in Houston, TX, and an after-tax gain on the sale of the Monitor Group, classified as a discontinued operation, of $900,000.

(3) In 1998, the Company recognized a pretax gain on the sale of the Fosterweld division of the Tubular segment of approximately $1,700,000, a write-down of approximately $900,000 on property subject to a sales negotiation, and a provision for losses of approximately $900,000 relating to certain sign structure contracts in the Construction segment.

ASSETS

In thousands	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,222	$ —
Accounts receivable–net	53,064	57,606
Inventories–net	43,444	59,811
Current deferred tax assets	1,491	2,055
Other current assets	814	373
Property held for resale	1,333	1,333
Total Current Assets	104,368	121,178
PROPERTY, PLANT AND EQUIPMENT–NET	33,951	33,023
PROPERTY HELD FOR RESALE	—	1,089
OTHER ASSETS:		
Goodwill and other intangibles–net	6,455	6,772
Investments	11,104	9,423
Deferred tax assets	1,184	1,242
Other assets	2,980	4,420
Total Other Assets	21,723	21,857
TOTAL ASSETS	$ 160,042	$ 177,147

LIABILITIES AND STOCKHOLDERS' EQUITY

In thousands, except share data	2001	2000
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 809	$ 926
Short-term borrowings	5,000	6,500
Accounts payable–trade	29,290	33,008
Accrued payroll and employee benefits	2,546	3,503
Current deferred tax liabilities	1,201	1,947
Other accrued liabilities	3,511	3,817
Total Current Liabilities	42,357	49,701
LONG-TERM DEBT	32,758	43,484
DEFERRED TAX LIABILITIES	4,968	5,413
OTHER LONG-TERM LIABILITIES	2,814	1,190
COMMITMENTS AND CONTINGENT LIABILITIES *(Note 18)*		
STOCKHOLDERS' EQUITY:		
Common stock, issued 10,228,739 shares in 2001 and 2000	102	102
Paid-in capital	35,233	35,306
Retained earnings	46,632	45,995
Treasury stock–at cost, Common stock, 762,613 shares in 2001 and 765,627 shares in 2000	(3,926)	(4,009)
Accumlated other comprehensive loss	(896)	(35)
Total Stockholders' Equity	77,145	77,359
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 160,042	$ 177,147

See Notes to Consolidated Financial Statements.

In thousands, except per share data	2001	2000	1999
NET SALES	$ 282,242	$ 264,614	$ 241,923
COSTS AND EXPENSES:			
Cost of goods sold	248,691	226,780	204,838
Selling and administrative expenses	29,587	30,914	27,758
Interest expense	3,564	4,227	3,230
Other income–net	(694)	(2,506)	(1,184)
	281,148	259,415	234,642
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES	1,094	5,199	7,281
INCOME TAX EXPENSE	457	2,080	2,663
INCOME FROM CONTINUING OPERATIONS	637	3,119	4,618
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	—	371	(2,115)
NET INCOME	$ 637	$ 3,490	$ 2,503
BASIC EARNINGS (LOSS) PER COMMON SHARE:			
CONTINUING OPERATIONS	$ 0.07	$ 0.33	$ 0.48
DISCONTINUED OPERATIONS	—	0.04	(0.22)
BASIC EARNINGS PER COMMON SHARE	$ 0.07	$ 0.37	$ 0.26
DILUTED EARNINGS (LOSS) PER COMMON SHARE:			
CONTINUING OPERATIONS	$ 0.07	$ 0.33	$ 0.46
DISCONTINUED OPERATIONS	—	0.04	(0.21)
DILUTED EARNINGS PER COMMON SHARE	$ 0.07	$ 0.37	$ 0.25

See Notes to Consolidated Financial Statements.

In thousands	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 637	$ 3,119	$ 4,618
Adjustment to reconcile net income to net cash provided (used) by operating activities:			
Deferred income taxes	12	(442)	(133)
Depreciation and amortization	5,641	5,386	4,493
Loss (gain) on sale of property, plant and equipment	41	(879)	76
Change in operating assets and liabilities:			
Accounts receivable	4,569	(4,494)	2,243
Inventories	16,367	(14,210)	(5,839)
Other current assets	(441)	608	(208)
Other noncurrent assets	44	1,258	(839)
Accounts payable - trade	(3,718)	8,562	544
Accrued payroll and employee benefits	(637)	(156)	(1,576)
Other current liabilities	(306)	1,001	862
Other liabilities	(110)	(166)	249
Net Cash Provided (Used) by Continuing Operations	22,099	(413)	4,490
Net Cash Provided (Used) by Discontinued Operations	—	954	(1,159)
Net Cash Provided by Operating Activities	22,099	541	3,331
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from the sale of property, plant and equipment	219	2,428	4,410
Capital expenditures on property, plant and equipment	(4,818)	(4,085)	(5,031)
Purchase of DM&E stock	(800)	—	(6,000)
Acquisition of business	—	—	(17,514)
Net Cash Used by Investing Activities	(5,399)	(1,657)	(24,135)
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Repayments) proceeds of revolving credit agreement borrowings	(11,500)	1,500	32,725
Exercise of stock options and stock awards	85	185	330
Treasury share transactions	(75)	(901)	(1,702)
Repayments of long-term debt	(945)	(1,207)	(9,881)
Net Cash (Used) Provided by Financing Activities	(12,435)	(423)	21,472
Effect of exchange rate changes on cash	(43)	(19)	16
Net Increase (Decrease) in Cash and Cash Equivalents	4,222	(1,558)	684
Cash and Cash Equivalents at Beginning of Year	—	1,558	874
Cash and Cash Equivalents at End of Year	$ 4,222	$ —	$ 1,558
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest Paid	$ 3,986	$ 4,266	$ 2,376
Income Taxes Paid	$ 713	$ 1,932	$ 2,869

During 2001, 2000 and 1999, the Company financed certain capital expenditures totaling $102,000, $340,000 and $1,052,000, respectively, through the execution of capital leases.

See Notes to Consolidated Financial Statements.

In thousands, except share data	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Total
Balance, January 1, 1999	$ 102	$ 35,431	$ 40,002	$ (2,046)	$ 5	$ 73,494
Net income			2,503			2,503
Other comprehensive income net of tax:						
Foreign currency translation adjustment					25	25
Comprehensive income						2,528
Exercise of options to purchase 39,000 shares of Common stock		(54)		384		330
Treasury stock purchases of 288,809 shares				(1,702)		(1,702)
Balance, December 31, 1999	102	35,377	42,505	(3,364)	30	74,650
Net income			3,490			3,490
Other comprehensive loss net of tax:						
Foreign currency translation adjustment					(45)	(45)
Minimum pension liability adjustment					(20)	(20)
Comprehensive income						3,425
Exercise of options to purchase 35,500 shares of Common stock		(71)		256		185
Treasury stock purchases of 233,100 shares				(901)		(901)
Balance, December 31, 2000	102	35,306	45,995	(4,009)	(35)	77,359
Net income			637			637
Other comprehensive loss net of tax:						
Foreign currency translation adjustment					(24)	(24)
Minimum pension liability adjustment					(200)	(200)
Cumulative transition adjustment of a change in accounting principle					(48)	(48)
Unrealized derivative losses on cash flow hedges					(589)	(589)
Comprehensive loss						(224)
Issuance of 28,014 Common shares		(73)		158		85
Treasury stock purchases of 25,000 shares				(75)		(75)
Balance, December 31, 2001	**$ 102**	**$ 35,233**	**$ 46,632**	**$ (3,926)**	**$ (896)**	**$ 77,145**

See Notes to Consolidated Financial Statements.

Note 1.

Summary of Significant Accounting Policies

Basis of financial statement presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated. The term "Company" refers to L. B. Foster Company and its subsidiaries, as the context requires.

Cash equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Inventories

Inventories are generally valued at the lower of the last-in, first-out (LIFO) cost or market. Approximately 18% in 2001 and 13% in 2000, of the Company's inventory is valued at average cost or market, whichever is lower. The reserve for slow-moving inventory is reviewed and adjusted regularly, based upon product knowledge, physical inventory observation, and the age of the inventory.

Property, plant and equipment

Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments which substantially extend the useful life of the property are capitalized. Upon sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of 30 to 40 years for buildings and 3 to 10 years for machinery and equipment. Leasehold improvements are amortized over 2 to 7 years which represent the lives of the respective leases or the lives of the improvements, whichever is shorter. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and other intangible assets

The Company's intangible assets consist primarily of goodwill and acquired intellectual property. Goodwill recorded by the Company represents the excess of the purchase price over the estimated fair value of the net assets acquired. Through the year ended

December 31, 2001, the Company amortized intangible assets on a straight-line basis over periods of 8 to 25 years and established useful lives on the acquisition date based upon the asset's estimated future benefit. An impairment charge is recognized when the projected net undiscounted cash flows from an asset's use (inclusive of any proceeds from disposition) are less than the asset's carrying value and the asset's carrying value exceeds its fair value. The excess, unamortized asset, relative to the asset's estimated fair value, is immediately expensed. Amortization expense was $797,000, $743,000 and $660,000 in 2001, 2000, and 1999, respectively. At December 31, 2001 and 2000, accumulated amortization totaled $2,283,000 and $1,486,000 respectively. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Please refer to New Accounting Pronouncements for discussion of these new rules.

Environmental remediation and compliance

Environmental remediation costs are accrued when the liability is probable and costs are estimable. Environmental compliance costs, which principally include the disposal of waste generated by routine operations, are expensed as incurred. Capitalized environmental costs are depreciated, when appropriate, over their useful life.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average of common shares outstanding during the year. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

Revenue recognition

The Company's revenues are composed of product sales and products and services provided under long-term contracts. The Company recognizes revenues upon shipment of material from stock inventory or upon billing of material shipped directly to the customer from a Company vendor. Title passes to the customer upon shipment. Revenues from long-term contracts are generally recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. For certain products, the percentage of completion is based upon actual labor and engineering costs to estimated total labor and engineering costs. For certain other products, the Company recognizes revenues based upon the units delivered compared to total units ordered by the customer.

As certain long-term contracts extend over one or more years, revisions to estimates of costs and profits are reflected in the accounting period in which the facts that require the revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized in the financial statements. The Company has historically made reasonable dependable estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Revenue from contract change orders and claims is recognized when the settlement is probable and the amount can be reasonably estimated. Contract costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance. Costs and estimated profits in excess of billings are classified as a current asset. Amounts billed in excess of costs and estimated profits are classified as a current liability.

Fair value of financial instruments

The Company's financial instruments consist of accounts receivable, accounts payable, short-term and long-term debt, and interest rate agreements.

The carrying amounts of the Company's financial instruments at December 31, 2001 approximate fair value.

Use of estimates

The preparation of financial statements in conformity accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-based compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company follows the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation, and, accordingly, recognizes no compensation expense for stock option grants.

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to manage interest rate exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps.

The Company is not subject to significant exposures to change in foreign currency exchange rates. The Company does, however, hedge the cash flows of operations of its Canadian subsidiary. The Company manages its exposures to changes in foreign currency exchange rates on firm sales and purchase commitments by entering into foreign currency forward contracts. The Company's risk management objective is to reduce its exposure to the effects of changes in exchange rates on these transactions over the duration of the transactions. At December 31, 2001, the Company did not have any foreign currency forward contracts outstanding.

The Company recognizes all derivative instruments on the balance sheet at fair value. Fluctuations in the fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income, and reclassified into earnings as the underlying hedged items affect earnings. To the extent that a change in an interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This statement establishes accounting and reporting standards for derivative financial instruments and hedging activities and required the transition adjustment from adoption to be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. In accordance with the transition provisions of SFAS 133, the

Company recorded a cumulative transition adjustment to decrease accumulated other comprehensive income by approximately $48,000, net of related tax effects, to recognize the fair value of its derivative instruments as of the date of adoption. During the year ended December 31, 2001, unrealized net losses on derivative instruments of approximately $589,000, net of related tax effects, were recorded in other comprehensive income.

New accounting pronouncements
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective for fiscal years beginning after December 15, 2001. These standards change the accounting for business combinations, goodwill, and intangible assets.

SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations and clarifies the criteria for recognizing intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS 142 changes the test for goodwill impairment. The new impairment test is a two-step process. The first step is a comparison of the fair value of the reporting units to its carrying amount, including goodwill. If this step indicates impairment, then the loss is measured as the excess of the recorded value over its implied fair value.

The Company will apply these new rules for accounting for goodwill and intangibles beginning in the first quarter of 2002. Based upon current amortization, application of the non-amortization provisions is expected to result in an increase in net income of $553,000 per year. The Company has yet to perform the annual impairment test and has not yet determined the impact on the overall financial condition of the Company, that may result. At December 31, 2001, the Company had goodwill and finite-lived intangible assets of $5,131,000 and $1,324,000, respectively.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), effective for fiscal years beginning after June 15, 2002. SFAS 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets. The obligations affected are those for which there is a legal obligation to settle as a result of existing or enacted law. The Company does not believe this standard will have an impact on its consolidated financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), effective for fiscal years beginning after December 15, 2001. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), and provides a single accounting model for long-lived assets to be disposed of. The Company has not yet made a determination of the impact of this standard on its consolidated financial statements.

Note 2.
Accounts Receivable

Accounts receivable at December 31, 2001 and 2000 are summarized as follows:

In thousands	2001	2000
Trade	$ 53,542	$ 58,036
Allowance for doubtful accounts	(812)	(1,564)
Other	334	1,134
	$ 53,064	$ 57,606

The decline in current year reserves is the result of the write-off of fully reserved accounts. Bad debt (income) expense was $(20,000), $108,000, and $180,000 in 2001, 2000 and 1999, respectively.

The Company's customers are principally in the Rail, Construction and Tubular segments of the economy. As of December 31, 2001 and 2000, trade receivables, net of allowance for doubtful accounts, from customers in these markets were as follows:

In thousands	2001	2000
Rail	$ 28,158	$ 29,752
Construction	22,732	23,722
Tubular	1,840	2,998
	$ 52,730	$ 56,472

Credit is extended on an evaluation of the customer's financial condition and generally collateral is not required. Accounts receivable reserves are based upon an aging of accounts plus identified, specific receivables.

Note 3.
Inventories

Inventories at December 31, 2001 and 2000 are summarized as follows:

In thousands	2001	2000
Finished goods	$ 34,070	$ 41,618
Work-in-process	5,551	13,519
Raw materials	5,756	6,964
Total inventories at current costs	45,377	62,101
Less:		
Current cost over LIFO stated values	(1,333)	(1,690)
Inventory valuation reserve	(600)	(600)
	$ 43,444	$ 59,811

At December 31, 2001 and 2000, the LIFO carrying value of inventories for book purposes exceeded the LIFO value for tax purposes by approximately $5,034,000 and $4,407,000, respectively. During 2001, inventory quantities were reduced resulting in a liquidation of certain LIFO inventory layers carried at costs which were lower than the costs of current purchases. The effect of these reductions in 2001 was to increase cost of goods sold by $307,000. During 2000 and 1999, liquidation

of LIFO layers carried at costs that were higher than current purchases resulted in an increase to cost of goods sold of $18,000 and $531,000, respectively.

Note 4.
Property Held for Resale

Property held for resale at December 31, 2001 and 2000 consists of the following:

In thousands	2001	2000
Location:		
Birmingham, AL	$ 1,333	$ 1,333
Pomeroy, OH	—	653
St. Marys, WV	—	436
Property held for resale	1,333	2,422
Less current portion	1,333	1,333
	$ —	$ 1,089

During 2001, the Company recorded an impairment loss of $307,000 to write down unusable assets at the Pomeroy, OH facility. The remaining assets were transferred for use at the Niles, OH trackwork production facility.

The St. Marys, WV location was reclassified to property, plant and equipment in 2001, as management continues to explore the divestiture of these assets.

Operations at the Newport, KY pipe coating facility were suspended in 1998 in response to unfavorable market conditions. In 1999, the Company recorded an impairment loss to reduce these assets to their anticipated market value. In 2000, the machinery and equipment from this operation was dismantled and transferred to the Company's Birmingham, AL location. Management is currently negotiating the sale of these assets and believes that the equipment will be sold in 2002.

In 2000, the Company sold an undeveloped 62-acre portion of the 127-acre Houston, TX property and recorded an approximate pretax gain of $800,000.

Note 5.
Discontinued Operations

In the fourth quarter of 1999, the Company made the decision to discontinue the operations of the Monitor Group, a developer of portable mass spectrometers. In September 2000, the Company sold the assets of the Monitor Group for $1,500,000 cash. The disposition of the Monitor Group represented the disposal of a business segment under Accounting Principles Board "APB" Opinion No. 30. Accordingly, results of the operation were classified as discontinued.

Net sales and income (loss) from the discontinued operation were as follows:

In thousands	2000	1999
Net sales	$ 1	$ 73
Pretax operating loss	$ (882)	$ (1,347)
Pretax provision for the disposal of assets	—	(1,984)
Pretax gain on disposal	1,500	
Income tax (expense) benefit	(247)	1,216
Income (loss) from discontinued operations	$ 371	$ (2,115)

In 1999, the provision for the disposal of assets included a complete write-off of all assets of the Monitor Group. The write-off consisted of the following components:

In thousands	
Intangibles	$ 1,764
Inventory	209
Equipment	11
Total assets	$ 1,984

Note 6.
Property, Plant and Equipment

Property, plant and equipment at December 31, 2001 and 2000 consists of the following:

In thousands	2001	2000
Land	$ 6,352	$ 6,312
Improvements to land and leaseholds	6,469	6,019
Buildings	6,104	4,825
Machinery and equipment, including equipment under capitalized leases	44,823	41,008
Construction in progress	717	335
	64,465	58,499
Less accumulated depreciation and amortization, including accumulated amortization of capitalized leases	30,514	25,476
	$ 33,951	$ 33,023

Note 7.
Other Assets and Investments

The Company holds investments in the stock of the Dakota, Minnesota & Eastern Railroad Corporation (DM&E), which is recorded at its historical cost of $8,493,000 and $7,693,000 at December 31, 2001 and 2000, respectively. This investment is comprised of $193,000 of DM&E Common Stock, $1,500,000 of DM&E Series B Preferred Stock and Common Stock warrants, $6,000,000 in DM&E Series C Preferred Stock and common stock warrants, and $800,000 in DM&E Series C1 Preferred Stock and common stock warrants. The Company accrued dividend income on the Series B and C Preferred Stock of $881,000 and $813,000 in 2001 and 2000, respectively. The Company had a receivable for accrued dividend income on the Series B and C Preferred Stock of $2,611,000 and $1,730,000 in 2001 and 2000, respectively. Although the market value of the investments in DM&E stock are not readily determinable, management believes the fair value of this investment exceeds its carrying amount.

In August 2000, the Company contributed a note, having a principal and interest value of approximately $2,700,000, to a limited liability company created by the Company and its trackwork supplier in exchange for a 30% ownership position. The Company accounts for this investment in accordance with the provisions of APB 18, "The Equity Method of Accounting for Investments in Common Stock" (APB 18). In conjunction with the contribution the Company recorded goodwill of approximately $1,700,000, which was being amortized on a straight-line basis over fifteen years. Goodwill related to this equity method investment will no longer be amortized upon the Company's adoption of SFAS 142. Equity investments will continue to be tested for impairment according to the provisions of APB 18. The Company did not record any equity earnings from this investment during the years ended December 31, 2001 and 2000, since its proportionate share of the unaudited financial results for this investment were immaterial.

Note 8.

Borrowings

On December 31, 2001, the $64,025,000 revolving credit agreement was reduced to $63,500,000 in accordance with the original terms and conditions of the revolving credit agreement. The interest rate is, at the Company's option, based on the prime rate, the domestic certificate of deposit rate (CD rate) or the Euro-bank rate (LIBOR). The interest rates are established quarterly based upon cash flow and the level of outstanding borrowings to debt as defined in the agreement. Interest rates range from prime, to prime plus 0.25%, the CD rate plus 0.575% to 1.8%, and the LIBOR rate plus 0.575% to 1.8%. Borrowings under the agreement, which expires July 1, 2003, are secured by eligible accounts receivable, inventory, and the pledge of the Company-held DM&E Railroad Corporation Preferred Stock.

The agreement includes financial covenants requiring a minimum net worth, a minimum level for the fixed charge coverage ratio and a maximum level for the consolidated total indebtedness to EBITDA ratio. The agreement also restricts investments, indebtedness, and the sale of certain assets. As of December 31, 2001, the Company was in compliance with all the agreement's covenants.

At December 31, 2001, 2000 and 1999, the weighted average interest rate on short-term borrowings was 5.41%, 8.12% and 6.78%, respectively. At December 31, 2001 and 2000, the Company had borrowed $35,000,000 and $46,500,000, respectively, under the agreement of which $30,000,000 and $40,000,000, respectively, was classified as long-term debt (see Note 9). Under the agreement, the Company had approximately $14,584,000 in unused borrowing commitment at December 31, 2001.

Note 9.

Long-Term Debt and Related Matters

Long-term debt at December 31, 2001 and 2000 consists of the following:

In thousands	**2001**	2000
Revolving Credit Agreement with weighted average interest rate of 5.41% at December 31, 2001 and 8.12% at December 31, 2000, expiring July 1, 2003	**$ 30,000**	$ 40,000
Lease obligations payable in installments through 2006 with a weighted average interest rate of 8.30% at December 31, 2001 and 8.24% at December 31, 2000	**1,522**	2,365
Massachusetts Industrial Revenue Bond with an average interest rate of 2.89% at December 31, 2001 and 4.75% at December 31, 2000, payable March 1, 2013	**2,045**	2,045
	33,567	44,410
Less current maturities	**809**	926
	$ 32,758	$ 43,484

The $30,000,000 revolving credit borrowings included in long-term debt were obtained under the revolving loan agreement discussed in Note 8 and are subject to the same terms and conditions. This portion of the borrowings is classified as long-term because the Company does not anticipate reducing the borrowings below $30,000,000 during 2002.

The Massachusetts Industrial Revenue Bond is secured by a $2,085,000 standby letter of credit.

The Company uses derivative financial instruments to manage exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps. The Company has a LIBOR-based interest rate collar agreement, which expires in March 2006, with a notional value of $15,000,000, a maximum annual interest rate of 5.60%, and a minimum annual interest rate of 5.00%. The counterparty to the collar agreement has the option, on March 6, 2005, to convert the $15,000,000 note to a one-year, fixed-rate instrument with interest payable at an annual rate of 5.49%. The fair value of the collar at December 31, 2001, which is designated as a cash flow hedge instrument, is a $526,000 liability and is classified within other long-term liabilities on the Consolidated Balance Sheets. The Company also has a LIBOR-based interest rate collar agreement, which became effective in April 2001 and expires in April 2006, with a notional value of $10,000,000, a maximum annual interest rate of 5.14%, and a minimum annual interest rate of 4.97%. The counterparty to the collar agreement has the option, on April 18, 2004, to convert the $10,000,000 note to a two-year fixed-rate instrument with interest payable at an annual rate of 5.48%. The fair value of the collar agreement, which is designated as a cash flow hedge instrument, is a $375,000 liability and is classified within other long-term liabilities on the Consolidated Balance Sheets. The Company also has an interest rate swap agreement, which expires in December 2004, has a notional value of $3,130,000 at December 31, 2001, and is designed to fix the total interest rate

at 7.42%. The Company is obligated to pay additional interest on the swap if LIBOR exceeds 7.249%. The fair value of the swap at December 31, 2001 is a $178,000 liability and is classified within other long-term liabilities on the Consolidated Balance Sheets. At the current fair value based on prevailing interest rates as of December 31, 2001, the $637,000 of other comprehensive loss related to these derivatives, which is net of tax, will be reclassified into earnings as the underlying hedged items affect earnings, over the term of the agreements.

The amount of other comprehensive loss that is expected to be reclassified into earnings over the next twelve months, based on prevailing interest rates as of December 31, 2001, is $494,000, net of related tax effects. To the extent that a change in an interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately. For the year ended December 31, 2001, hedge ineffectiveness was not material.

The maturities of long-term debt for each of the succeeding five years subsequent to December 31, 2001 are as follows: 2002–$809,000; 2003–$30,538,000; 2004–$166,000; 2005–$5,000; 2006 and after–$2,049,000.

Note 10.

Stockholders' Equity

At December 31, 2001 and 2000, the Company had authorized shares of 20,000,000 in Common stock and 5,000,000 in Preferred stock. No Preferred stock has been issued. The Common stock has a par value of $.01 per share. No par value has been assigned to the Preferred stock.

The Company's Board of Directors has authorized the purchase of up to 1,500,000 shares of its Common stock at prevailing market prices. The timing and extent of the purchases will depend on market conditions. As of December 31, 2001, the Company had repurchased 973,398 shares at a total cost of approximately $5,016,800.

No cash dividends on Common stock were paid in 2001, 2000, or 1999.

Note 11.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2001 and 2000, are as follows:

In thousands	2001	2000
Cumulative transition adjustment of a change in accounting principle	$ (48)	$ —
Unrealized derivative losses on cash flow hedges	(589)	—
Foreign currency translation adjustment	(39)	(15)
Minimum pension liability adjustment	(220)	(20)
	$ (896)	$ (35)

Note 12.

Stock Options

The Company has two stock option plans currently in effect under which future grants may be issued: The 1985 Long-Term Incentive Plan (1985 Plan) and the 1998 Long-Term Incentive Plan (1998 Plan).

The 1985 Plan, as amended and restated in March 1994, provides for the award of options to key employees and directors to purchase up to 1,500,000 shares of Common stock at no less than 100% of fair market value on the date of the grant. The 1998 Plan as amended and restated in May 2001, provides for the award of options to key employees and directors to purchase up to 900,000 shares of Common stock at no less than 100% of fair market value on the date of the grant. Both Plans provide for the granting of "nonqualified options" and "incentive stock options" with a duration of not more than ten years from the date of grant. The Plans also provide that, unless otherwise set forth in the option agreement, options are exercisable in installments of up to 25% annually beginning one year from date of grant. Stock to be offered under the Plans may be authorized from unissued Common stock or previously issued shares which have been reacquired by the Company and held as Treasury shares. At December 31, 2001, 2000 and 1999, Common stock options outstanding under the Plans had option prices ranging from $2.63 to $6.00, with a weighted average price of $4.05, $4.26 and $4.24 per share, respectively.

The weighted average remaining contractual life of the stock options outstanding for the three years ended December 31, 2001 are: 2001–6.7 years; 2000–7.1 years; and 1999–6.3 years.

The Option Committee of the Board of Directors which administers the Plans may, at its discretion, grant stock appreciation rights at any time prior to six months before an option's expiration date.

Upon exercise of such rights, the participant surrenders the exercisable portion of the option in exchange for payment (in cash and/or Common stock valued at its fair market value) of an amount not greater than the spread, if any, by which the average of the high and low sales prices quoted in the Over-the-Counter Exchange on the trading day immediately preceding the date of exercise of the stock appreciation right exceeds the option price. No stock appreciation rights were issued or outstanding during 2001, 2000 or 1999.

No options were exercised during 2001. Options exercised during 2000 and 1999 totaled 35,500 and 39,000 shares, respectively. The weighted average exercise price per share of the options in 2000 and 1999 was $3.32 and $3.35 respectively.

Certain information for the three years ended December 31, 2001 relative to employee stock options is summarized as follows:

	2001	2000	1999
Number of shares under Incentive Plan:			
Outstanding at beginning of year	1,187,500	950,500	967,500
Granted	356,000	462,500	135,000
Canceled	(140,750)	(190,000)	(113,000)
Exercised	—	(35,500)	(39,000)
Outstanding at end of year	1,402,750	1,187,500	950,500
Exercisable at end of year	763,500	661,375	656,875
Number of shares available for future grant:			
Beginning of year	136,050	408,550	5,550
End of year	370,800	136,050	408,550

During 2001, the Company filed a registration statement to increase the shares available for future grant under the current stock option plans.

The weighted average fair value of options granted at December 31, 2001, 2000, and 1999 was $1.91, $2.26 and $2.68, respectively.

The Company has adopted the disclose-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized. Had compensation expense for the Company's stock option plans been determined using the method required by SFAS No. 123, the effect to the Company's income from continuing operations and earnings per share would have been reduced to the pro forma amounts that follow:

In thousands, except per share amounts	2001	2000	1999
Income from continuing operations	$ 377	$ 2,804	$ 4,478
Basic earnings per common share from continuing operations	$ 0.04	$ 0.29	$ 0.46
Diluted earnings per common share from continuing operations	$ 0.04	$ 0.29	$ 0.45

The fair value of stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.24%, 6.02% and 6.14%; dividend yield of 0.0% for all three years; volatility factors of the expected market price of the Company's Common stock of .31, .29 and .30; and a weighted-average expected life of the option of ten years.

Note 13.
Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share:

In thousands, except per share amounts	Years ended December 31, 2001	2000	1999
Numerator:			
Numerator for basic and diluted earnings per common share– net income available to common stockholders:			
Income from continuing operations	$ 637	$ 3,119	$ 4,618
Income (loss) from discontinued operations	—	371	(2,115)
Net income	$ 637	$ 3,490	$ 2,503
Denominator:			
Weighted average shares	9,429	9,490	9,664
Denominator for basic earnings per common share	9,429	9,490	9,664
Effect of dilutive securities:			
Contingent issuable shares	44	53	51
Employee stock options	34	15	231
Dilutive potential common shares	78	68	282
Denominator for diluted earnings per common share–adjusted weighted average shares and assumed conversions	9,507	9,558	9,946
Basic earnings (loss) per common share:			
Continuing operations	$ 0.07	$ 0.33	$ 0.48
Discontinued operations	—	0.04	(0.22)
Basic earnings per common share	$ 0.07	$ 0.37	$ 0.26
Diluted earnings (loss) per common share:			
Continuing operations	$ 0.07	$ 0.33	$ 0.46
Discontinued operations	—	0.04	(0.21)
Diluted earnings per common share	$ 0.07	$ 0.37	$ 0.25

Weighted average shares issuable upon the exercise of stock options which were antidilutive and were not included in the calculation were 684,000, 791,000 and 42,000 in 2001, 2000 and 1999, respectively.

Note 14.
Income Taxes

At December 31, 2001 and 2000, the tax benefit of net operating loss carryforwards available for foreign and state income tax purposes was approximately $2,166,000 and $1,808,000, respectively. For financial reporting purposes, a valuation allowance of $1,563,000 has been recognized to offset the deferred tax assets related to the state and foreign income tax carryforwards. The valuation allowance for deferred tax assets was increased by $357,000 during 2001 and $746,000 during 2000 due to uncertainty regarding the Company's ability to utilize state and foreign income tax carryforwards. The Company's net operating loss carryforwards begin to expire in 2005. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 and 2000, are as follows:

In thousands	**2001**	2000
Deferred tax liabilities:		
Depreciation	**$ 4,968**	$ 5,413
Inventories	**1,201**	950
Total deferred tax liabilities	**6,169**	6,363
Deferred tax assets:		
Accounts receivables	**295**	569
Net operating loss carryforwards	**2,166**	1,808
Tax credit carryforwards	**—**	71
Minimum pension liability	**139**	—
Derivative instruments	**442**	—
Other–net	**1,196**	1,058
Total deferred tax assets	**4,238**	3,506
Valuation allowance for deferred tax assets	**1,563**	1,206
Deferred tax assets	**2,675**	2,300
Net deferred tax liability	**$ (3,494)**	$ (4,063)

Significant components of the provision for income taxes are as follows:

In thousands	**2001**	2000	1999
Current:			
Federal	**$ 331**	$ 2,423	$ 2,746
State	**114**	99	50
Total current	**445**	2,522	2,796
Deferred:			
Federal	**(2)**	(398)	8
Foreign	**—**	—	32
State	**14**	(44)	(173)
Total deferred	**12**	(442)	(133)
Total income tax expense	**$ 457**	$ 2,080	$ 2,663

The reconciliation of income tax computed at statutory rates to income tax expense (benefit) is as follows:

	2001	2000	1999
Statutory rate	**34.0%**	34.0%	34.0%
State income tax	**11.8**	0.8	(2.1)
Foreign income tax	**—**	5.1	8.4
Nondeductible expenses	**1.8**	0.1	3.9
Prior period tax	**—**	—	(7.0)
Other	**(5.8)**	—	(0.6)
	41.8%	40.0%	36.6%

At the current income level for domestic and foreign operations, beginning in 2002, the Company's effective tax rate is expected to increase significantly.

Income from continuing operations before income taxes included income from domestic operations of $2,230,000 in 2001, $6,239,000 in 2000, and $8,032,000 in 1999.

Note 15.
Rental and Lease Information

The Company has capital and operating leases for certain plant facilities, office facilities, and equipment. Rental expense for the years ended December 31, 2001, 2000, and 1999 amounted to $4,291,000, $4,256,000 and $2,449,000, respectively. Generally, the land and building leases include escalation clauses.

On December 30, 1999 the Company entered into a $4,200,000 sale-leaseback transaction whereby the Company sold and leased back the assets of the Grand Island, NE facility. The resulting lease is being accounted for as an operating lease. There was no gain or loss recorded on the sale. The lease base term is five years with balloon payment options of $1,050,000 which approximate fair value at the end of the base term. The interest rate for this transaction is 7.42% with escalation provisions if LIBOR exceeds 7.249%.

The following is a schedule, by year, of the future minimum payments under capital and operating leases, together with the present value of the net minimum payments as of December 31, 2001:

In thousands	Capital Leases	Operating Leases
Year ending December 31,		
2002	**$ 899**	$ 3,416
2003	**574**	2,909
2004	**170**	2,473
2005	**5**	1,475
2006 and thereafter	**4**	1,536
Total minimum lease payments	**$ 1,652**	$ 11,809
Less amount representing interest	**130**	
Total present value of minimum payment	**1,522**	
Less current portion of such obligations	**809**	
Long-term obligations with interest rates ranging from 3.66% to 11.42%	**$ 713**	

Assets recorded under capital leases are as follows:

In thousands	2001	2000
Machinery and equipment at cost	$ 2,827	$ 2,689
Construction in progress	—	32
	2,827	2,721
Less accumulated amortization	1,367	943
Net property, plant and equipment	1,460	1,778
Machinery and equipment held for resale, at cost	2,033	2,037
Less accumulated amortization/ valuation	827	828
Net property held for resale	1,206	1,209
Net prepaid expenses	67	98
Net capital lease assets	$ 2,733	$ 3,085

Note 16.

Acquisitions

On June 30, 1999 the Company acquired all of the outstanding stock of CXT Incorporated, a Spokane, WA based manufacturer of engineered prestressed and precast concrete products primarily used in the railroad and transit industries. The acquisition has been recorded using the purchase method of accounting and has been included in operations since the date of acquisition. The purchase price of $17,514,000 has been allocated based on the fair values of the assets acquired and liabilities assumed, as of the acquisition date. This allocation has resulted in acquired goodwill of approximately $4,221,000, which was being amortized on a straight-line basis over twenty years. See Note 1, Summary of Significant Accounting Policies - New Accounting Pronouncements, for the accounting for goodwill beginning January 1, 2002.

Had the CXT acquisition been made as of January 1, 1999, the Company's pro forma unaudited results would have been:

In thousands, except per share amounts	Twelve Months Ended December 31, 1999
Net sales	$ 261,588
Income from continuing operations	$ 4,762
Basic earnings per share from continuing operations	$ 0.49

The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the acquisition been in effect on January 1, 1999, or of future results of operations.

Note 17.

Retirement Plans

Substantially all of the Company's hourly paid employees are covered by one of the Company's noncontributory, defined benefit plans and a defined contribution plan. Substantially all of the Company's salaried employees are covered by a defined contribution plan established by the Company.

The hourly plan assets consist of various mutual fund investments. The following tables present a reconciliation of the changes in the benefit obligation, the fair market value of the assets and the funded status of the plan, with the accrued pension cost in other current liabilities in the Company's balance sheets:

In thousands	2001	2000
Changes in benefit obligation:		
Benefit obligation at beginning of year	$ 2,747	$ 2,452
Service cost	75	61
Interest cost	175	179
Actuarial (gains) losses	(224)	186
Benefits paid	(105)	(131)
Benefit obligation at end of year	$ 2,668	$ 2,747
Change to plan assets:		
Fair value of assets at beginning of year	$ 2,383	$ 2,718
Actual return on plan assets	(328)	(204)
Employer contribution	63	
Benefits paid	(105)	(131)
Fair value of assets at end of year	$ 2,013	$ 2,383
Funded status	$ (655)	$ (364)
Unrecognized actuarial loss	473	143
Unrecognized net transition asset	(55)	(73)
Unrecognized prior service cost	62	64
Minimum pension liability	(480)	(104)
Net amount recognized	$ (655)	$ (334)
Amounts recognized in the statement of financial position consist of:		
Accrued pension cost	$ (235)	$ (256)
Intangible asset	(62)	(65)
Accumulated other comprehensive loss	(358)	(13)
Net amount recognized	$ (655)	$ (334)

The Company's funding policy for defined benefit plans is to contribute the minimum required by the Employee Retirement Income Security Act of 1974. Net periodic pension costs for the three years ending December 31, 2001, are as follows:

In thousands	2001	2000	1999
Components of net periodic benefit cost:			
Service cost	$ 75	$ 61	$ 77
Interest cost	175	179	155
Expected return on plan assets	(201)	(217)	(468)
Amortization of prior service cost	(9)	(16)	(2)
Recognized actuarial (loss) gain	(2)	1	287
Net periodic benefit cost	$ 38	$ 8	$ 49

An assumed discount rate of 7% and an expected rate of return on plan assets of 8% were used to measure the projected benefit obligation and develop net periodic pension costs for the three years ended December 31, 2001.

Amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

In thousands	2001	2000	1999
Projected benefit obligation	$ 2,668	$ 2,747	$ 657
Accumulated benefit obligation	2,668	2,718	657
Fair value of plan assets	2,013	2,383	629

The Company's defined contribution plan, available to substantially all salaried employees, contains a matched savings provision that permits both pretax and after-tax employee contributions. Participants can contribute from 2% to 15% of their annual compensation and receive a matching employer contribution up to 3% of their annual compensation.

Further, the plan requires an additional matching employer contribution, based on the ratio of the Company's pretax income to equity, up to 3% of the employee's annual compensation. Additionally, the Company contributes 1% of all salaried employees' annual compensation to the plan without regard for employee contribution. The defined contribution plan expense was $558,000 in 2001, $877,000 in 2000, and $863,000 in 1999.

Note 18.
Commitments and Contingent Liabilities

The Company is subject to laws and regulations relating to the protection of the environment and the Company's efforts to comply with increasingly stringent environmental regulations may have an adverse effect on the Company's future earnings. In the opinion of management, compliance with the present environmental protection laws will not have a material adverse effect on the financial condition, competitive position, or capital expenditures of the Company.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial condition or liquidity of the Company, although the resolution in any reporting period of one or more of these matters could have a material effect on the Company's results of operations for that period.

At December 31, 2001, the Company had outstanding letters of credit and open bankers acceptance of approximately $3,357,000.

Note 19.
Risks and Uncertainties

The Company's future operating results may be affected by a number of factors. Deteriorating market conditions could have a material adverse impact on any of the Company's operating segments. The Company is dependent upon a number of major suppliers. If a supplier had operational problems or ceased making material available to the Company, operations could be adversely affected.

The Company is TXI Chaparral's exclusive North American distributor of steel sheet piling. Steel sheet piling production commenced in 2001 at TXI Chaparral's Petersburg, VA facility, but the quantity produced did not materially impact the 2001 results. The Company anticipates a full complement of sheet piling products to be available over the next 18 to 24 months, and expects this to have a positive effect on earnings. However, TXI Chaparral's failure to produce a full complement of sheet piling products could have an adverse impact on earnings.

Special trackwork sales of the Company's Rail segment depends primarily on one source, in which the Company currently maintains a 30% ownership position. At December 31, 2001 and 2000, the Company had inventory progress payments of $2,572,000 and $6,070,000, respectively, advanced to this supplier. If, for any reason, this supplier is unable to perform, the Company could experience a negative short-term effect on earnings.

The Company's CXT subsidiary and Allegheny Rail Products division are dependent on one customer for a significant portion of their business. In addition, a substantial portion of the Company's operations are heavily dependent on governmental funding of infrastructure projects. Significant changes in the level of government funding of these projects could have a favorable or unfavorable impact on the operating results of the Company. Additionally, governmental actions concerning taxation, tariffs, the environment or other matters could impact the operating results of the Company. The Company's operating results may also be affected by adverse weather conditions.

Note 20.

Business Segments

L. B. Foster Company is organized and evaluated by product group, which is the basis for identifying reportable segments.

The Company is engaged in the manufacture, fabrication and distribution of rail, construction and tubular products.

The Company's Rail segment provides a full line of new and used rail, trackwork and accessories to railroads, mines and industry. The Company also designs and produces concrete ties, bonded rail joints, power rail, track fasteners, coverboards and special accessories for mass transit and other rail systems.

The Company's Construction segment sells and rents steel sheet piling and H-bearing pile for foundation and earth retention requirements. In addition, the Company's Fabricated Products division sells bridge decking, heavy steel fabrications, expansion joints and other products for highway construction and repair. The Company's Geotechnical division designs and supplies mechanically-stabilized earth wall systems. The Company's Buildings division produces precast concrete buildings.

The Company's Tubular segment supplies pipe coatings for pipelines and utilities. Additionally, the Company also produces pipe-related products for special markets, including water wells and irrigation.

The Company markets its products directly in all major industrial areas of the United States primarily through a national sales force.

The following table illustrates revenues, profits, assets, depreciation/amortization and capital expenditures of the Company by segment. Segment profit is the earnings before income taxes and includes internal cost of capital charges for assets used in the segment at a rate of, generally 1% per month. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for inventory on a First-In, First-Out (FIFO) basis at the segment level compared to a Last-In, First-Out (LIFO) basis at the consolidated level.

In thousands — **2001**

	Net Sales	Segment Profit/(Loss)	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
Rail Products	$ 145,177	$ (4,375)	$ 72,231	$ 3,221	$ 1,769
Construction Products	115,600	1,807	49,018	1,617	2,526
Tubular Products	21,055	2,850	8,236	603	263
Total	$ 281,832	$ 282	$ 129,485	$ 5,441	$ 4,558

In thousands — 2000

	Net Sales	Segment Profit/(Loss)	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
Rail Products	$ 138,635	$ (1,060)	$ 85,706	$ 2,614	$ 1,600
Construction Products	106,280	4,429	53,944	1,391	2,261
Tubular Products	19,511	1,531	9,058	630	211
Total	$ 264,426	$ 4,900	$ 148,708	$ 4,635	$ 4,072

In thousands — 1999

	Net Sales	Segment Profit	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
Rail Products	$ 141,952	$ 4,120	$ 87,419	$ 700	$ 20,097
Construction Products	75,010	2,256	35,456	1,050	3,493
Tubular Products	24,676	1,889	8,270	772	323
Total	$ 241,638	$ 8,265	$ 131,145	$ 2,522	$ 23,913

The 1999 results have been restated to reflect the January 1, 2000 change in reporting segment classification of the Buildings division, acquired with the 1999 CXT acquisition, from rail to construction.

Sales to any individual customer do not exceed 10% of consolidated revenues. Sales between segments are immaterial.

Reconciliations of reportable segment net sales, profit, assets, depreciation and amortization, and expenditures for long-lived assets to the Company's consolidated totals are illustrated as follows:

In thousands	2001	2000	1999
Net Sales			
Total for reportable segments	$ 281,832	$ 264,426	$ 241,638
Other net sales	410	188	285
	$ 282,242	$ 264,614	$ 241,923
Net Profit			
Total for reportable segments	$ 282	$ 4,900	$ 8,265
Adjustment of inventory to LIFO	357	162	332
Unallocated other income	694	2,506	1,184
Other unallocated amounts	(239)	(2,369)	(2,500)
Income from continuing operations, before income taxes	$ 1,094	$ 5,199	$ 7,281
Assets			
Total for reportable segments	$ 129,485	$ 148,708	$ 131,145
Unallocated corporate assets	25,556	23,913	27,527
LIFO and market value inventory reserves	(1,933)	(2,290)	(2,452)
Unallocated property, plant and equipment	6,934	6,816	8,511
Total assets	$ 160,042	$ 177,147	$ 164,731
Depreciation/Amortization			
Total reportable for segments	$ 5,441	$ 4,635	$ 2,522
Other	200	751	1,971
	$ 5,641	$ 5,386	$ 4,493
Expenditures for Long-Lived Assets			
Total for reportable segments	$ 4,558	$ 4,072	$ 23,913
Expenditures included in acquisition of business	—	—	(17,961)
Expenditures financed under capital leases	(102)	(340)	(1,386)
Expenditures included in property held for sale	—	(99)	(30)
Other unallocated expenditures	362	353	465
	$ 4,818	$ 3,986	$ 5,001

Approximately 96% of the Company's total net sales were to customers in the United States, and a majority of the remaining sales were to other North American countries.

All of the Company's long-lived assets are located in North America and almost 100% of those assets are located in the United States.

Note 21.
Restructuring, Impairment, and Other Special Charges

Results for 2001 include pretax charges of $1,879,000 related to the Company's plan to improve its financial performance by consolidating sales and administrative functions, and plant operations. These charges consist of the following: employee severances and facility exit costs of $845,000; asset impairments of $606,000; and other related costs of $428,000.

Results for 2000 also included pretax charges related to the above-mentioned plan of $1,349,000. The charges consisted of the following: employee severances and facility exit costs of $1,011,000; asset impairments of $173,000; and other related costs of $165,000.

Costs associated with the consolidation of sales and administrative functions were charged to selling and administrative expense, while costs associated with the consolidation of plant operations, including substantially all impairment charges, were included in cost of sales, on the Company's Consolidated Statements of Income. The Company has essentially completed all phases of this two-year, $3,228,000 plan. Substantially all components of the restructuring charges were paid in the period incurred.

Note 22.
Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2001 and 2000 is presented below:

In thousands, except per share amounts

2001	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter(1)	Total
Net sales	$ 56,090	$ 80,274	$ 75,884	$ 69,994	$ 282,242
Gross profit	$ 5,340	$ 10,135	$ 9,759	$ 8,317	$ 33,551
Net income (loss)	$ (1,865)	$ 991	$ 1,030	$ 481	$ 637
Basic earnings (loss) per common share	$ (0.20)	$ 0.11	$ 0.11	$ 0.05	$ 0.07
Diluted earnings (loss) per common share	$ (0.20)	$ 0.10	$ 0.11	$ 0.05	$ 0.07

(1) The quarterly results include charges related to the Company's previously announced plan of consolidating sale and administrative functions and plant operations. For the first, second, third and fourth quarters, these pretax charges were $1,356,000, $140,000, $10,000 and $373,000, respectively.

In thousands, except per share amounts

2000	First Quarter(1)(2)	Second Quarter(1)	Third Quarter(1)(2)(3)	Fourth Quarter(1)	Total
Net sales	$ 59,489	$ 71,692	$ 74,428	$ 59,005	$ 264,614
Gross profit	$ 8,311	$ 10,240	$ 10,159	$ 9,124	$ 37,834
Income from continuing operations	$ 328	$ 950	$ 1,382	$ 459	$ 3,119
Income (loss) from discontinued operations	$ (176)	$ (189)	$ 736	$ —	$ 371
Net income	$ 152	$ 761	$ 2,118	$ 459	$ 3,490
Basic earnings (loss) per common share:					
From continuing operations	$ 0.04	$ 0.10	$ 0.15	$ 0.05	$ 0.33
From discontinued operations	$ (0.02)	$ (0.02)	$ 0.08	$ —	$ 0.04
Basic earnings per common share	$ 0.02	$ 0.08	$ 0.23	$ 0.05	$ 0.37
Diluted earnings (loss) per common share:					
From continuing operations	$ 0.04	$ 0.10	$ 0.15	$ 0.05	$ 0.33
From discontinued operations	$ (0.02)	$ (0.02)	$ 0.08	$ —	$ 0.04
Diluted earnings per common share	$ 0.02	$ 0.08	$ 0.23	$ 0.05	$ 0.37

(1) The quarterly results include charges related to the Company's previously announced plan of consolidating sale and administrative functions and plant operations. For the first, second, third and fourth quarters, these pretax charges were $503,000, $608,000, $115,000 and $123,000, respectively. (2) The first quarter results include an estimated pre-tax gain of $100,000 on the sale of an undeveloped 62-acre portion of property located in Houston, TX for approximately $2,000,000. The sale was finalized in the third quarter and an additional pre-tax gain of $700,000 was recognized at that time. (3) The third quarter includes an after-tax gain on the sale of the Monitor Group of $900,000 which was classified as a discontinued operation.

To the Board of Directors and Stockholders of L. B. Foster Company:

We have audited the accompanying consolidated balance sheets of L. B. Foster Company and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of L. B. Foster Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," effective January 1, 2001.

Ernst & Young LLP

Pittsburgh, Pennsylvania
January 25, 2002

To the Stockholders of L. B. Foster Company:

The management of L. B. Foster Company is responsible for the integrity of all information in the accompanying consolidated financial statements and other sections of the annual report. Management believes the financial statements have been prepared in conformity with accounting principles generally accepted in the United States that reflect, in all material respects, the substance of events and transactions, and that the other information in the annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates of the expected effects of events and transactions being accounted for currently.

The Company maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Underlying the concept of reasonable assurance is the evaluation of the costs and benefits derived from control. This evaluation requires estimates and judgments by the Company. The Company believes that its internal accounting controls provide an appropriate balance between costs and benefits.

The Board of Directors pursues its oversight role with respect to the financial statements through the Finance and Audit Committee which is composed of outside directors. The Finance and Audit Committee meets periodically with management, the internal audit department and our independent auditors to discuss the adequacy of the internal accounting control, the quality of financial reporting and the nature, extent and results of the audit effort. Both the internal audit department and the independent auditors have free access to the Finance and Audit Committee.

Lee B. Foster II
Chairman of the Board

Stan L. Hasselbusch
President and
Chief Executive Officer

Corporate Officers

Lee B. Foster II
Chairman of the Board

Stan L. Hasselbusch
President and Chief Executive Officer

Alec C. Bloem
Senior Vice President, Concrete Products

Samuel K. Fisher
Senior Vice President, Rail Product Management

Steven L. Hart
Vice President, Operations

Monica L. Iurlano
Vice President, Human Resources

Gregory W. Lippard
Vice President, Rail Product Sales

David L. Minor
Vice President and Treasurer

Linda K. Patterson
Controller

David L. Voltz
Vice President, General Counsel and Secretary

Donald F. Vukmanic
Vice President, Piling Products

David J. A. Walsh
Vice President, Fabricated Products

Directors

Lee B. Foster II
Chairman of the Board
L. B. Foster Company

Stan L. Hasselbusch
President and Chief Executive Officer
L. B. Foster Company

Henry J. Massman IV
President and Chief Executive Officer
Massman Construction Company

John W. Puth
J. W. Puth Associates

William H. Rackoff
President and Chief Executive Officer
ASKO, INC.

Richard L. Shaw
Chairman of the Board and Chief Executive Officer
Michael Baker Corporation

Stockholder Information

Annual Meeting
The annual meeting of the stockholders will be held at the Green Tree Radisson on Wednesday, May 15, 2002, at 11:00 a.m.

Form 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available upon request from Foster's Investor Relations Department or from the L. B. Foster Company web site at www.lbfoster.com.

Stock Trading
L. B. Foster Company's common stock is traded over-the-counter on NASDAQ. The ticker symbol is FSTR.

Transfer Agent
American Stock Transfer & Trust Company

Corporate Headquarters
415 Holiday Drive
Pittsburgh, PA 15220-2793
412-928-3417

1-800-255-4500
(Toll-free nationwide sales number)

www.lbfoster.com



L.B. FOSTER COMPANY

www.lbfoster.com